
October 30, 2023

Laurence Penn
Chief Executive Officer
Ellington Residential Mortgage REIT
53 Forest Ave.
Old Greenwich, CT 06870

  Re: Ellington Residential Mortgage REIT
    Registration Statement on Form S-3
    Filed October 25, 2023
    File No. 333-275162

Dear Laurence Penn:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kibum Park at 202-551-6836 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Christopher C. Green, Esq.